# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Firefly Aerospace Inc., CIK 0001860160
CUSIP: 31816X106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2203 Scottsdale Drive, Leander, Texas (TX), 78641
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081011

## Reporting persons
- Astera Institute: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,025,090; sole dispositive power 0; shared dispositive power 11,025,090; aggregate amount beneficially owned 11,025,090 (6.4% of the class)
- Jed McCaleb: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,025,090; sole dispositive power 0; shared dispositive power 11,025,090; aggregate amount beneficially owned 11,025,090 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Firefly Aerospace Inc.
Address of issuer's principal executive offices: 2203 Scottsdale Drive, Leander, TX 78641

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Astera Institute

Jed McCaleb
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1351 Ocean Ave, Emeryville, CA 94608.
Citizenship: Astera Institute is organized under the laws of the State of Delaware. Jed McCaleb is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the shares of Common Stock as of September 30, 2026, based upon 171,755,841 shares of Common Stock outstanding as of November 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2026.

Astera Institute is the record holder of the shares of Common Stock reported herein. Astera Institute is a non-profit organization and Jed McCaleb is the executive director of such organization. As such, Mr. McCaleb disclaims beneficial ownership of any securities held by Astera Institute.
Percent of class: 6.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11,025,090
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 11,025,090

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- Astera Institute: /s/ Jed McCaleb, Jed McCaleb, Executive Director (11/12/2026)
- Jed McCaleb: /s/ Jed McCaleb, Jed McCaleb (11/12/2026)